                                                                            Exhibit 99.1

ELBIT MEDICAL IMAGING LTD SUBSIDIARY, INSIGHTEC LTD,

ANNOUNCED $15 MILLION INVESTMENT

Tel-Aviv, Israel - August 10, 2006 - Elbit Medical Imaging Ltd (Nasdaq: EMITF), (the “Company”) announced that on August 9, 2006, InSightec Ltd. (“InSightec”), a subsidiary of the Company reported that it has signed an agreement for an internal round of financing totaling $15 million from its existing investors, the Company, GE Capital Equity Holdings Inc., a subsidiary of General Electric Company (NYSE: GE) and MediTech Advisors LP (“MTA”), a private firm specializing in the healthcare marketplace.

The investment will take the form of convertible notes, which are convertible to InSightec’s ordinary shares subject to the fulfillment of certain conditions stipulated in the agreement. The company’s share in this investment totals $ 9.8 million. In addition, the existing investors have been granted contingent warrants exercisable at a nominal price for Insightec ordinary shares subject to the fulfillment of certain conditions stipulated in the agreement.

Following the completion of this latest investment, the fully diluted ownership of the Company in InSightec will be approximately 52%.

InSightec reported that the funds would be used to expand its research and development efforts, for marketing and sales activities and for general corporate purposes.

InSightec’s President and CEO Dr. Kobi Vortman said, “The ExAblate® 2000 treatments of uterine fibroids continue to grow globally with excellent clinical results driving market adoption and with more than 30 leading sites globally. In parallel InSightec is expanding the research into new oncology areas: bone metastases, breast cancer, liver tumors and brain tumors. The preliminary results from the treatment of bone metastases and breast cancer are demonstrating that this technology has the potential to become an important treatment alternative in these applications. The investment will allow acceleration of the technical and clinical research in these new fields. The continued support by our current investors is a vote of confidence in the employees, the technology and the vision, and we are proud in it.”

About InSightec
InSightec Ltd. is a privately held company owned by Elbit Medical Imaging (EMI), General Electric, MediTech Advisors, LLC and employees. It was founded in 1999 to develop the breakthrough MR guided Focused Ultrasound technology and transform it into the next generation operating room. Headquartered near Haifa, Israel, the company has over 135 employees and has invested more than $70 million in research, development, and clinical investigations. Its U.S. headquarter is located in Dallas, Texas. For more information, please go to: http://www.insightec.com

About ExAblate 2000
The ExAblate 2000 is the first U.S. Food and Drug Administration (FDA) approved system to use the breakthrough MRgFUS technology that combines MRI - to visualize tissues in the body, plan the treatment and monitor in real time treatment outcome - and high intensity focused ultrasound to thermally ablate uterine fibroid tissue. MR thermal feedback, provided uniquely by the system, allows the physician to control and adjust the treatment in real time to ensure that the targeted tumor is fully treated and surrounding tissue is spared. ExAblate received FDA approval for the treatment of symptomatic uterine fibroids in October 2004. ExAblate has been recognized for its innovation and potential to serve mankind and has been honored by the 2004 European Union’s Information Society Technologies grand prize, The Wall Street Journal’s 2004 Technology Innovation Awards, and Advanced Imaging’s 2005 Solutions of the Year.

About Elbit Medical Imaging Ltd.
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel and in Central and Eastern Europe; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com